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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
AMENDMENTS HERETO FILED PURSUANT TO RULE 13D-2
(Amendment No. 3)*
Acme Packet, Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
004764 10 6
(CUSIP Number)
December 31, 2009

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP No.	004764 10 6	Schedule 13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Patrick J. MeLampy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		4,134,129 [1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,134,129 [1]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,134,129 [1]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1% [2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1     Includes 42,500 shares subject to options exercisable within 60 days of February 12, 2010. Does not include 1,872,000 shares owned by The MeLampy-Lawrence Family Trust for the benefit of minor children of Mr. MeLampy. Mr. MeLampy’s wife is the trustee of The MeLampy-Lawrence Family Trust. Mr. MeLampy disclaims beneficial ownership over the shares held by The MeLampy-Lawrence Family Trust.
2    All ownership percentages reported herein are based on 58,248,402 shares of the issuer’s common stock issued and outstanding as of November 2, 2009, as reported by the issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2009 filed on November 9, 2009.

CUSIP No.	004764 10 6	Schedule 13G	Page	3	of	5 Pages
Item 1.
(a)	Name of Issuer Acme Packet, Inc.

(b)	Address of Issuer’s Principal Executive Offices 71 Third Street, Burlington, MA 01803
Item 2.
(a)	Name of Person Filing: Patrick MeLampy

(b)	Address of Principal Business Office or, if none, Residence 71 Third Street, Burlington, MA 01803

(c)	Citizenship United States

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number 004764 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

CUSIP No.	004764 10 6	Schedule 13G	Page	4	of	5 Pages

Item 4.	Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: 4,134,129 [1]

(b)	Percent of Class: 7.1%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote. 4,134,129 [1]

(ii)	Shared power to vote or to direct the vote. 0

(iii)	Sole power to dispose or to direct the disposition of. 4,134,129 [1]

(iv)	Shared power to dispose or to direct the disposition of. 0

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

[1]	Includes 42,500 shares subject to options exercisable within 60 days of February 12, 2010. Does not include 1,872,000 shares owned by The MeLampy-Lawrence Family Trust for the benefit of minor children of Mr. MeLampy. Mr. MeLampy’s wife is the trustee of The MeLampy-Lawrence Family Trust. Mr. MeLampy disclaims beneficial ownership over the shares held by The MeLampy-Lawrence Family Trust.

CUSIP No.	004764 10 6	Schedule 13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 13, 2010

/s/ Patrick MeLampy
Signature
Name: Patrick MeLampy